

August 12, 2010

Mr. Barney A. Richmond
Chairman and Chief Executive Officer
A Super Deal.com, Inc.
601 Seafarer Circle, Suite 402
Jupiter, FL 33477

>   **Re: A Super Deal.com, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed August 11, 2010**
>   **File No. 0-51419**

Dear Mr. Richmond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K

1.   Please revise to provide all of the disclosures required by Item 304(a)(1)(i) through (iii) of Regulation S-K with respect to your change in accountants.

2.   Please revise to also disclose that the PCAOB revoked the registration of Wieseneck, Andres & Company, P.A. ("Wieseneck Andres") on April 22, 2008 because of violations of PCAOB rules and standards in connection with audits of financial statements.

3.   Please obtain an Exhibit 16 letter from Wieseneck Andres and file this letter with your amended Form 8-K. To the extent you are unable to obtain such letter at the time you file your amended Form 8-K, please disclose this fact in the filing.

4.   We note that you have engaged D. Brooks and Associates CPA's, P.A. to audit the Company's consolidated financial statements for the fiscal years ended May 31, 2008, 2009, and 2010. Be advised that as Wieseneck Andres is no longer registered with the PCAOB, you may not include its audited reports in your filings with the Commission. If Wieseneck Andres audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please advise us as to how you intend to address any re-audit requirements.

General

5.   Please tell us your progress to-date on filing your delinquent annual and quarterly Exchange Act reports, and the date you plan to file each report. To this point, we note that you are delinquent with all such Exchange Act reports since May 31, 2008.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

John T. Archfield Jr.
Staff Accountant